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SEC Mail Processing Section FEB 24 2017

SEC FILE NUMBER
8-69697

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/17/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSSP BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Wanek (415) 486-5958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2323 Ross Avenue, Suite 1400	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Daniel Wanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSSP BD, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TSSP BD, LLC

Financial Statements
(with Report of
Independent Registered
Public Accounting Firm)
December 31, 2016

Table of Contents

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Members
TSSP BD, LLC:

We have audited the accompanying statement of financial condition of TSSP BD, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TSSP BD, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
February 23, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

TSSP BD, LLC
Statement of Financial Condition

		December 31, 2016
ASSETS		
Cash	$	100,000
Other assets		11,183
Total assets	$	111,183
LIABILITIES AND MEMBERS' EQUITY		
Due to affiliate	$	11,183
Total liabilities		11,183
Members' equity		
Contributions		100,000
Retained earnings		-
Total members' equity		100,000
Total liabilities and members' equity	$	111,183

See accompanying notes to finanical statements

(1) Organization and Business Description

TSSP BD, LLC (the "Company") is a Delaware limited liability company organized on January 26, 2015. The Company is owned by two members, with 66.7% held by TPG Special Situations Partners Management Company, L.P. and 33.3% held by TPG Holdings II SUB, L.P. (collectively, the "Members"). The Members' liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The registration was effective on March 17, 2016. The Members contributed $100,000 on formation of the Company. From formation through March 16, 2016, the Company incurred expenses related to the Company's formation.

The Company engages in the private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private equity funds and other funds that the Company's Members and affiliates manage individually or through their principals.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i). Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, other assets and other liabilities. The carrying values of these assets and liabilities approximate fair value due to their short term nature.

Private Placement Service Fees from Affiliates

Private placement service fees from Affiliates represent placement fees in accordance with the

Company's private placement services agreement (the "Affiliate Agreement") with TPG Special Situations Partners, LLC ("TSSP"), and are recognized as earned. The Affiliate Agreement is an arrangement which provides for private placement service fee income based on operating expenses, including income tax expense, incurred by the Company related to placement services provided to affiliates during any financial statement period as agreed to by TSSP and the Company.

Income Taxes

In accordance with United States ("U.S.") federal income tax regulations, income taxes are not levied on a limited liability company treated as a partnership for U.S. tax purposes, but rather on the individual members. Additionally, due to the nature of the Company's activities and its organization as a limited liability company treated as a partnership for U.S. tax purposes, U.S. state income taxes are generally not imposed on the Company. Consequently, U.S. federal and U.S. state income taxes have not been reflected in the accompanying financial statements.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, "Income Taxes".

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statement of operations. As of December 31, 2016, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

Recent Accounting Pronouncements

The Company does not believe there are any recent accounting pronouncements that, when and if implemented, would have a material impact on its financial statements.

(3) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. During the Company's first twelve months of operations as a FINRA member, the net capital ratio threshold is limited to 8 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. During the Company's first twelve months of operations as a FINRA member, the aggregate indebtedness ratio used to determine minimum net capital is 12.5%. As of December 31, 2016, the Company had net capital of $88,817 which was $83,817 in excess of its required net capital of $5,000. As of December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

(4) Related Party Transactions

The Company has an Affiliate Agreement with TSSP. Under the Affiliate Agreement, TSSP provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses, and income taxes. Additionally, under the Affiliate Agreement, TSSP agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable. As of December 31, 2016, there were no unsettled amounts due to TSSP from the Company under the Affiliate Agreement.

The Company receives private placement fee income from TSSP based on its operating expenses incurred directly and under the Affiliate Agreement in an amount agreed upon by both TSSP and the Company.

(5) Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2016, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statements.

(6) Subsequent Events

Management has evaluated subsequent events through February 23, 2017, the date the financial statements were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.